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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Equity Services, Inc.
dba COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED
MAR 1 2004
WASH., D.C. 160 SECTION

ONE UNIVERSITY OFFICE PARK
29 SAWYER RD.
WALTHAM, MASSACHUSETTS 02453

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I RICHARD HUNTER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GINETTE A. GIBLIN
Notary Public
My Commission Expires Feb. 26, 2004

This report contains (check all applicable boxes):**

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m)A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES INC.

Years Ended December 31, 2003 and 2002

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Commonwealth Financial Network[SM] (the "Company"), a Registered Service Mark for Commonwealth Equity Services, Inc. as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
January 16, 2004

Brown & Brown, LLP

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

COMMONWEALTH FINANCIAL NETWORK
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 10,534,445	$ 4,505,869
Deposits with clearing organizations and others	50,000	75,234
Receivables		
Brokers and clearing organizations	9,591,810	6,078,765
Employees and registered representatives	1,612,402	881,620
Other	7,625	2,643
Securities owned, at market value	3,890,893	1,336,924
Property and equipment, net	3,692,606	4,042,194
Other assets	640,533	644,579
Deferred tax asset	75,137	-
Exchange membership	18,500	18,500
	$ 30,113,951	$ 17,586,328
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 6,428,014	$ 3,289,234
Payables		
Brokers and clearing organizations	7,783,549	5,009,492
Other	289,850	69,477
Due to affiliates	167,678	62,409
Other liabilities	54,398	81,478
Subordinated borrowings	10,555,000	6,555,000
Total liabilities	25,278,489	15,067,090
Commitments and contingencies (Note 9)		
Shareholders' Equity:		
Common stock, no par value; 2,700,000 shares authorized and 2,400,000 issued and outstanding at December 31, 2003 and 2002, respectively	1,670,818	1,670,818
Retained earnings	3,170,154	853,930
Less: treasury stock, at cost	(5,510)	(5,510)
Total shareholders' equity	4,835,462	2,519,238
	$ 30,113,951	$ 17,586,328

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Income
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions and fees	$ 164,162,395	$ 141,541,684
Other income	29,356,312	26,553,794
Principal transactions	4,470,187	3,913,070
Interest income	315,680	304,260
Total revenues	198,304,574	172,312,808
Expenses		
Commissions	146,798,547	127,181,971
Compensation and benefits	23,795,979	20,696,831
Management fees	10,848,273	9,740,617
Brokerage, exchange and clearing fees	5,264,185	5,612,911
Occupancy	3,529,477	4,106,056
Legal and professional fees	1,785,692	1,530,107
Communications	1,413,905	1,322,702
Recruiting and advertising	1,376,234	1,193,158
Data processing and technology	974,840	820,888
Interest expense	389,788	325,108
Miscellaneous income	(344,567)	(582,809)
Total expenses	195,832,353	171,947,540
Net income before taxes	2,472,221	365,268
Income taxes	91,282	11,119
Net Income	$ 2,380,939	$ 354,149

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2003 and 2002

	2003	2002
Balance, beginning of year	$ 2,519,238	$ 2,731,009
Distributions	(64,715)	(565,920)
Net income	2,380,939	354,149
Balance, end of year	$ 4,835,462	$ 2,519,238

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 2,380,939	$ 354,149
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,412,497	2,124,050
Unrealized gain/(loss) on trading securities	(1,984)	22,695
Deferred taxes	(75,137)	(767,329)
Loss on disposal of an asset	2,743	-
Changes in assets and liabilities:		
Deposits with clearing organizations	25,234	-
Receivables	(4,248,809)	(673,251)
Securities owned, at cost	(2,551,985)	293,956
Proceeds from certificate of deposit	-	76,797
Other assets	4,046	(64,623)
Cash overdraft	-	(79,115)
Accounts payable	2,994,430	643,282
Accrued liabilities	3,111,700	1,371,258
Due to affiliates	105,269	(101,266)
Net cash provided by operating activities	3,158,943	3,200,603
Cash flows from investing activities:		
Aquisition of property and equipment	(1,065,652)	(2,263,671)
Net cash used in investing activities	(1,065,652)	(2,263,671)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	4,000,000	980,000
Distributions	(64,715)	(565,920)
Net cash provided by financing activities	3,935,285	414,080
Net increase in cash and cash equivalents	6,028,576	1,351,012
Cash and cash equivalents, beginning of year	4,505,869	3,154,857
Cash and cash equivalents, end of year	$ 10,534,445	$ 4,505,869
Supplemental Disclosure of Cash Flow Information:		
Interest	$ 389,788	$ 325,108
Taxes	$ 74,729	$ 9,386

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network SM is a Registered Service Mark of Commonwealth Equity Services, Inc. (the "Company"). The Company, incorporated in Massachusetts and founded in 1979, is a closely-held corporation with offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

Business Reorganization
On December 17, 2001, the Commonwealth Equity Services Business Trust (the "Trust") a Massachusetts Business Trust, was formed and the shareholders of the Company exchanged their shares for those of the Trust (the "Parent"). Effective December 31, 2003, the Trust was merged into its wholly-owned S corporation subsidiary. As a result, Commonwealth Equity Services, Inc. remains as the operating entity. It is a corporation formed in Massachusetts taxed as an S corporation for federal and state purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generated as a result of the purchase and sales of investment securities. All commission revenues and related commission expenses are recorded on a settlement date basis.

Securities transactions
Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables and subordinated borrowings.

Receivable From And Payable To Brokers And Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided for.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company elected under the provisions of the Internal Revenue Code to be an S corporation. As a result, income and losses of the Company are passed through to its shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. However, the Company was liable for excise taxes to the state related to property values, as well as an additional state excise tax levied at 4.5% on S Corporations with receipts in excess of $9 million annually. The Company provides for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109 "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

Reclassifications
Certain amounts in the 2003 financial statements have been reclassed to conform to the classifications in the 2002 financial statements. These reclassifications had no effect on previously reported results of operations or retained earnings.

Advertising Costs
The Company charges the costs of advertising to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations in accounting for its stock option plans. During the first quarter of fiscal 2003, the Company adopted the disclosure provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation -Transition and Disclosure."* The following table illustrates the effect on net income had the Company adopted the fair value based model of accounting for stock-based employee compensation for all periods presented.

	2003	2002
Net income, as reported	$ 2,380,939	$ 354,149
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effect	258,475	237,581
Pro forma Net income	$ 2,122,464	$ 116,568

Recently Issued Accounting Standards
In January 2003, the FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation requires a company to consolidate a variable interest entity ("VIE") if the Company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. This Interpretation applies immediately to VIEs created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The entity shall disclose the primary beneficiary of a variable interest entity including the nature, purpose, size and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Commonwealth will be required to apply FIN 46 as of the beginning of the 2004 fiscal year. The Company's management is currently reviewing and evaluating the scope of FIN 46 to determine if it will have a material effect on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the period beginning after December 31, 2003. The Company does not anticipate the adoption of SFAS 150 will have a material effect on its financial position or results of operations.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the years ended December 31, 2003 and 2002, unrealized losses on trading securities held were $1,984 and $22,695, respectively.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2003 and 2002, there were trades that were pending settlement, resulting in a due to clearing organizations of $25,403 and a due from clearing organizations of $172,128, respectively, included in the statement of financial condition.

NOTE 5 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2003	2002
Computers, furniture and fixtures	$ 6,363,122	$ 5,586,551
Software	2,239,557	2,149,328
Leasehold improvements	1,637,528	1,454,547
	10,240,207	9,190,426
Accumulated depreciation	(6,547,601)	(5,148,232)
	$ 3,692,606	$ 4,042,194

Depreciation and amortization expense for the years ended December 31, 2003 and 2002 was $1,412,497 and $2,124,050 respectively.

NOTE 6 – SUBORDINATED BORROWINGS- RELATED PARTY

The lenders, consisting of the Company's principal shareholders, have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As shown on Schedule III, during 2003 and 2002, an additional $4,000,000 and $980,000 was loaned to the Company, respectively.

The Company has subordinated borrowings maturing as follows:

2004	$	600,000
2005		4,480,000
2006		3,475,000
2007		2,000,000
Total	$	10,555,000

The interest rate on all subordinated debt is at the prime lending rate (4% and 4.25% at December 31, 2003 and 2002, respectively) plus one percent, payable monthly. Interest expense on these loans for the years ended December 31, 2003 and 2002 totaled $385,762 and $316,459, respectively.

NOTE 7 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred provision for state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from accruals and depreciation and amortization.

The components of the provision (benefit) for income taxes are as follows:

		2003		2002
State income tax provision, current	$	166,419	$	11,119
State income tax benefit, deferred		(75,137)		-
	$	91,282	$	11,119

Valuation allowances are recorded, if it is more likely than not that deferred tax assets will not be realized. The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through taxable income from prior and future operations.

NOTE 8 - STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant stock options to its employees only for the purchase of common stock, up to a maximum of 300,000 shares. At December 31, 2003, 160,010 shares were available for future issuance under the Plan. Options granted under the Plan generally vest over a five year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, December 31, 2001	121,840	$ 19.40 - $ 23.53	$ 22.48
Granted	11,180	20.18 - 21.83	20.97
Exercised	-	-	-
Canceled	(24,870)	19.40 - 23.53	20.33
Options outstanding, December 31, 2002	108,150	$ 19.40 - $ 23.53	$ 22.45
Granted	52,580	25.72 - 28.05	26.85
Exercised	-	-	-
Canceled	(20,740)	$ 19.40 - $ 26.76	23.26
Options outstanding, December 31, 2003	139,990	$ 19.40 - $ 28.05	$ 23.97
Options exercisable, December 31, 2002	35,670	22.91 - 23.53	$ 22.95
Options exercisable, December 31, 2003	52,070	$ 19.40 - $ 26.76	$ 22.80

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and elect the disclosure-only alternative under SFAS No. 123 and SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FAS 123"*. The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the year ended December 31, 2003 and 2002 using the minimum value approach as prescribed by SFAS No. 123.

The assumptions are as follows for the year ended December 31:

	2003	2002
Risk free interest rate	3.96-4.29%	3.94-5.21%
Expected dividend yield	0%	0%
Expected life	12 Years	12 Years
Volatility	0%	0%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease
The Company leases office space in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2005, respectively. During 2002, the Company increased its space in the Waltham office. Additionally, the Company subleases part of their San Diego office in which the rental income received is offset against the Company's rental expenses. The Company has entered into various operating leases for office equipment and furniture. Rental income included in rent expense was approximately $137,128 and $134,200 for the years ended December 31, 2003 and 2002, respectively.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2004	$ 1,584,644	$ 35,670
2005	1,308,304	35,670
2006	1,030,012	-
2007	1,030,012	-
2008	1,030,012	-
Thereafter	4,120,048	-
Total	$ 10,103,032	$ 71,340

Rent expense under these leases was $1,544,112 and $1,450,876 for the years ended December 31, 2003 and 2002, respectively.

Litigation and Claims
The Company is involved with various judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2003 the Company was the co-defendant in several lawsuits with claims approximately $1,300,000. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 5, *"Accounting for Contingencies"*, the Company has accrued expenses of approximately $1,000,000 and $470,000 for the years ended December 31, 2003 and 2002, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

NOTE 10 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2003 and 2002 were $382,305 and $303,270, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

Due to Affiliate

During the course of the year, the Company advances to and borrows from related parties to simplify short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing support to CESI. At December 31, 2003 and 2002, the balance due to affiliated parties was $191,621 and $62,409, respectively. Expenses allocated to CESI for marketing and operational support was $1,282,120 and $1,006,024 for the years ended December 31, 2003 and 2002, respectively.

Management fees

The Company pays management fees to a firm controlled by the Company's principal shareholder for management fees. For the years ended December 31, 2003 and 2002, $10,848,273 and $9,740,617, respectively, was paid in fees.

NOTE 12 - CONCENTRATIONS

For the years ended December 31, 2003 and 2002, commissions receivable from its clearing firm, National Financial Services, Inc., was $6,473,696 and $4,016,835 or 67% and 66% of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $7,511,920 and $2,747,817, which was sufficient to meet the required net capital of $987,267 and $572,233, respectively. The Company's net capital ratio for 2003 and 2002 was 197% and 312%, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2003 and 2002, respectively.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Stockholders of
Commonwealth Financial Network[SM]
A Registered Service Mark of
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Commonwealth Financial Network[SM], a Registered Service Mark for Commonwealth Equity Services, Inc., (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
January 16, 2004

Brown & Brown, LLP

COMMONWEALTH FINANCIAL NETWORK[SM]
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2003

Schedule I

Total Shareholders' equity		$ 4,835,461
Subordinated loans for equity capital		10,555,000
Total capital and allowable subordinated liabilities		15,390,461
Less: Non-allowable assets from the Statement of Financial Condition		7,322,352
Net capital before haircuts on securities		8,068,109
Less: Haircuts on securities		556,189
Net capital		7,511,920
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 987,267	
or Minimum dollar net capital requirement	100,000	987,267
Excess net capital		$ 6,524,653
Aggregate indebtedness		$ 14,809,012
Percentage of aggregate indebtedness to net capital		197%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under rule 15(c)(3)-1.

COMMONWEALTH FINANCIAL NETWORK[SM]
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
Year Ended December 31, 2003

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

COMMONWEALTH FINANCIAL NETWORKSM
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year Ended December 31, 2003

Schedule III

Balance, beginning of year	$ 6,555,000
Additions	4,000,000
Balance, end of year	$ 10,555,000